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                             UNITED STATES             Expires:December 31, 1997
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                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. _)*


                       INTERNATIONAL AMERICAN HOMES, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   459004 20 6
                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                December 9, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 7 pages


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CUSIP No. 459004 20 6             13D                        Page 2 of 7 Pages
--------------------------------       -----------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Ronald I. Heller
                   ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)o
                                                                          (b)o
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 o

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
 -----------------------
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
           PERSON
            WITH
------------------------
                           7        SOLE VOTING POWER

                                            95,038
                          ------------------------------------------------------
                           8        SHARED VOTING POWER

                                            45,436
                          ------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                            95,038
                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                            45,436
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   197,683 shares (See Item 5(a))
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*
                                                                            o

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.23%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of International American Homes, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 4640 Forbes Boulevard, Lanham, Maryland 20706.

                  The percentage of beneficial ownership reflected in this Statement is based upon 2,734,395 shares of Common Stock outstanding on October 31, 1996, which number has been obtained from the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.

Item 2.  Identity and Background.

(a)  Name: This statement is filed on behalf of Ronald I. Heller ("Heller").

(b) Business Address: Heller has a business address of c/o M.H. Meyerson & Co., Inc., 525 Washington Boulevard, 34th Floor, Jersey City, New Jersey 07310.

(c) Principal Business: Heller is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at 525 Washington Boulevard, 34th Floor, Jersey City, New Jersey 07310.

(d) During the last five years, Heller has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Heller has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that Heller consented to certain findings by the Market Surveillance Committee ("MSC") of the National Association of Securities Dealers ("NASD"). Specifically, effective January 17, 1994, Heller consented to findings that R.H. Damon & Co., Inc. ("RHD"), an investment banking firm of which Heller was a principal, distributed shares of Star Classic, Inc. in violation of certain NASD rules at a time when RHD acted as one of that public company's common stock's numerous market makers. While it was noted that such violations occurred without scienter on Heller's part and that the transactions in question were made in a negotiated, large block transaction accomplished through the over-the-counter market at prices believed by RHD to be the then current market prices, the MSC stated that RHD was negligent to make such transactions without first withdrawing from market making activities for the requisite period of time. It was also found that certain of RHD's compliance procedures were inadequate and, although Heller had passed the Series 24 principals' examination, for a period of time before passing such examination, he



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     served as the principal  supervising  RHD's  trading.  Heller  consented to receiving a $20,000 fine, a two-week suspension from being associated with an NASD member firm in any capacity and a two-month suspension from being associated with an NASD member firm in a principal capacity, which latter suspension ended on March 17, 1994.

(f)  Heller is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration.

                  Heller used personal funds to purchase the securities, as are described below in Item 5(c).

Item 4.  Purpose of Transactions.

                  Heller has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain equity positions in the Issuer for investment purposes. Heller may acquire or dispose of additional shares of the Issuer depending upon market conditions. Heller has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

     (a) The Ronald I. Heller Individual Retirement Account ("IRA") owns 88,230 shares of Common Stock. The Joyce Heller Individual Retirement Account (Heller's wife's IRA), owns 20,000 shares of Common Stock. Heller and his wife jointly own 45,436 shares of Common Stock. A custodial account opened by Heller's wife for the benefit of Heller's son owns 37,209 shares of Common Stock. Additionally, a custodial account opened by Heller for the benefit of Heller's daughter owns 6,808 shares of Common Stock. Although Heller disclaims any voting or dispositive powers over the shares owned by his wife's IRA and his son's custodial account, Heller may be deemed to beneficially own such shares pursuant to interpretations of the Securities and Exchange Commission. Accordingly, Heller



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may be deemed to  beneficially  own 197,683 shares of the Issuer's Common Stock, or approximately 7.23% of the outstanding shares of Common Stock.

     (b) Heller has sole voting and dispositive powers over 88,230 shares of Common Stock owned by his IRA and 6,808 shares of Common Stock held in his daughter's custodial account. Heller's wife has sole voting and dispositive powers over 20,000 shares of Common Stock owned by her and 37,209 shares of Common Stock held in her son's custodial account. Heller and his wife share voting and dispositive powers over the 45,436 shares of Common Stock held by them jointly.

     (c) The following transactions required the filing of this Schedule 13D:

                           (i)      Transactions by Ronald Heller IRA:

                                             NUMBER OF               PRICE PER
DATE             TRANSACTION                  SHARES                  SHARE ($)
----             -----------               ------------               ---------
03/11/94      Open Market Purchase            5,050                    2.02
05/25/94      Open Market Purchase            3,500                    0.90
07/20/96      Open Market Purchase            5,110                    1.85
07/28/96      Open Market Purchase            7,100                    1.32
08/13/96      Open Market Purchase           17,279                   1.167
10/04/96      Open Market Purchase            4,109                    1.39
10/21/96      Open Market Purchase            3,742                    1.40
10/31/96      Open Market Purchase           11,840                    1.39
11/11/96      Open Market Purchase            7,500                   0.895
11/27/96      Open Market Purchase           20,000                    1.01
12/06/96      Open Market Purchase            3,000                  1.0825

                           (ii)     Transactions by Joyce Heller IRA:

                                            NUMBER OF                PRICE PER
DATE             TRANSACTION                  SHARES                  SHARE ($)
----             -----------               ------------               ---------
08/15/92      Open Market Purchase            1,400                    2.25
12/09/96      Open Market Purchase           18,600                   1.215

                           (iii)    Transactions by Heller and his wife jointly:

                                            NUMBER OF               PRICE PER
DATE             TRANSACTION                  SHARES                  SHARE ($)
----             -----------                ------------              ---------
12/09/96      Open Market Purchase            9,900                   1.215
12/13/96      Open Market Purchase           35,536                    1.51



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                      (iv)     Transactions by Heller's son's Custodial Account

                                            NUMBER OF               PRICE PER
DATE             TRANSACTION                  SHARES                  SHARE ($)
----             -----------              ------------               ---------
08/16/93      Open Market Purchase            2,000                    0.70
10/21/93      Open Market Purchase            1,500                    0.70
01/05/94      Open Market Purchase            4,600                    1.70
03/18/94      Open Market Purchase            4,010                   2.030
05/11/94      Open Market Purchase            1,500                    0.95
02/14/95      Open Market Purchase           12,599                    0.76
08/15/96      Open Market Purchase           11,000                    1.35

                (v)      Transactions by Heller's daughter's Custodial Account:

                                            NUMBER OF               PRICE PER
DATE             TRANSACTION                  SHARES                  SHARE ($)
----             -----------               ------------               ---------
09/24/96      Open Market Purchase            6,808                    1.33


     (d) Heller's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 20,000 shares of Common Stock owned by her IRA and 37,209 shares of Common Stock owned by her son's custodial account.

     (e) Not applicable.

Item 6.  Contracts, Agreements, Understandings or
         Relationships with Respect to Securities of Issuer.

                  Not Applicable.

Item 7.  Materials to be Filed as Exhibits.

                  Not Applicable.






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









                                    SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 1996


                                                          /s/Ronald I. Heller
                                                        -----------------------
                                                           Ronald I. Heller




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